March 8, 2005
Via U.S. Mail and Facsimile



Melvin Wyman
Chief Executive Officer
Pop N Go, Inc.
12429 East Putnam Street
Whittier, California 90602

RE: 		Pop N Go, Inc.
		Registration Statement on Form SB-2
		File No.: 333-122694
		Filed: February 10, 2005

Dear Mr. Wyman:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2 FILED FEBRUARY 10, 2005

General

1. Please revise the prospectus to discuss whether you are seeking shareholder approval to increase the number of authorized shares. We note the preliminary proxy statement that was filed in December 2004.
We remind you that you are required to file a definitive proxy statement prior to mailing the materials to your shareholders.



Prospectus Summary, page 1
Defaults on Convertible Debentures and Promissory Notes
2. We note that you intend to become current on your defaulted obligations by converting debentures and promissory notes to common stock and/or issuing long-term promissory notes. Please disclose prominently that that there is no assurance that the holders of these debentures and notes will agree to this arrangement.
Consideration
should be given to what, if any, disclosure you should make with respect to use of the advances under the Equity Distribution Agreement for repayment of these obligations.
3. We note that you have reached an agreement with one promissory note holder to repay an obligation prior to February 15, 2005. Please update this prospectus to the latest practicable date and disclose whether this repayment occurred and in what form. For instance, disclose whether the repayment was in cash or common stock and discuss the altered terms of the original obligation.
The Offering, page 2
4. We note your statement in this section and elsewhere that the total amount of financing that Cornell Capital Partners has committed to provide you pursuant to the terms and conditions of the Equity Distribution Agreement is $5,000,000. This amount does not appear to take into account the 5% underwriting discount retained by Cornell.
Please revise your disclosure accordingly.
5. Please disclose that due to the dilutive effect of your financing arrangements, there is no assurance your shareholders would authorize the increase in the number of shares necessary to receive further advances under the Equity Distribution Agreement.
6. You state that the number of shares of common stock offered is 105,542,499. Please clarify if this is the correct number of shares offered or if the number should be 102,542,499, which is the number shown on the cover page.
Risk Factors, page 5
7. The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow.
Please revise your subheadings to succinctly state the risks you discuss in the text. Please refer to the following risk factors:
* We May Need To Raise Additional Capital Or Debt Funding To
Sustain
Operations
* We Are Currently In Default On A Substantial Amount Of Our Debt
And
Other Obligations
* Cornell Capital Partners Will Pay Less Than The Then-Prevailing Market Price Of Our Common Stock Under The Equity Distribution Agreement

8. The discussion in the risk factor titled "The Price You Pay In
This Offering Will Fluctuate And May Be Higher Or Lower Than The
Prices Paid By Other People Participating In This Offering" appears conclusory. Please elaborate.

We May Not Be Able To Access Sufficient Funds Under The Equity
Line
Of Credit When Needed..., page 10

9. We note your statements that "We are dependent on external financing to fund our operations. Our financing needs are expected to be substantially provided from the Equity Distribution Agreement and the additional secured convertible debentures to be purchased by
Cornell Capital Partners." Please clarify here and throughout the prospectus that this prospectus does not seek to register the resale of common stock underlying the convertible debentures to be purchased by Cornell Capital.

10. Please include a risk factor that discusses, if true, that a significant portion of the proceeds received under the Equity Distribution Agreement will be used to satisfy debt obligations that are currently in default and that there will be little if any proceeds available for business development.

11. You disclose here that you had a working capital deficit of $7,351,007 for the year ended September 30, 2004. In your MD&A, you disclose this amount is $7,470,070. Please make the appropriate revisions.

Forward-Looking Statements, page 10

12. Please remove "will" from the list of words in the third sentence in this section.

Use of Proceeds Received Under the Equity Distribution Agreement, page 13

13. Please clarify that your references to cash advances of
$140,000
every seven trading days or $5,000,000 over 24 months represent the
gross proceeds prior to the 2 and 5 percent discounts provided to
Cornell.
14. Because there is no guarantee that you will be able to
negotiate
non-cash repayment of your debt obligations, please revise your use
of proceeds table to include plans to meet your obligations on this
defaulted debt.  Please refer to Instruction 1 to Item 504 of
Regulation S-B.
15. Please revise footnote 4 so that the reference to "assumed offering price" reads "assumed market price."
16. Please include in your estimated offering expenses the
8,666,666
shares issued to Cornell Capital and the 333,333 shares issued to Spencer-Clarke. Please also disclose that they are included in the estimate.

Dilution, page 15

17. Please reconcile the figures for the assumed market price used in this section. At one point you assume a price of $0.025 and later in the section you use $0.0160.

18. In the table in this section it appears that your reference to an
"assumed offering price" should be replaced by a reference to an "assumed market price." Please revise accordingly.

19. In the example provided in this section you state that Cornell would receive a 2% discount to the per-share price equal to $75,500 on the purchase of 25,000,000 shares of common stock. However, the
5% retention fee and offering expenses contemplate the purchase of 75,000,000 shares of common stock. Please revise accordingly.

20. Please disclose how you treated the 8,666,666 shares issued to Cornell Capital and the 333,333 shares issued to Spencer-Clarke in your dilution computations. If you did not give effect to them, please disclose why not.

Equity Line of Credit, page 16
21. Please clarify that additional offering expenses will be incurred each time you seek to register additional shares to satisfy the equity line conditions.
22. Please disclose in this section that in order to receive the full amount of proceeds under the equity distribution agreement you would have to seek shareholder approval for an increase in the number of your authorized shares.

23. In light of the fact that Cornell may sell shares of your common stock corresponding with a particular put on the day notice is received by Cornell, please advise us as to whether the shares committed by you as part of the pre-closing share credit will be available to Cornell to sell during the pricing period.

24. Please expand your discussion of the equity distribution agreement to include disclosure about the pre-closing share credit.
Include disclosure about the timing of when you are required to issue shares and when you will receive payment for those shares. Additionally, pleases disclose that if the number of shares credited prior to the closing turns out to be more than is required based on the closing price that those shares will not be returned to you after closing but rather credited to the next advance.
Plan of Distribution, page 18
25. We note your statement that under the Equity Distribution Agreement, Cornell Capital has agreed not to engage in any short selling or hedging activity related to your stock. However, in Sections 2.2 and 3.10, Cornell is permitted to sell shares of your stock corresponding with a particular put even if the shares have not been delivered. Please disclose that Cornell can engage in short sales and cover the position with shares issued under the Equity Distribution Agreement.

26. Please disclose that the shares issued to Spencer-Clarke constitute underwriting or dealer compensation. Please refer to Item
508 of Regulation S-B.
Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 19

27. Please revise the Management`s Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

28. Please discuss in greater detail the business reasons for the changes between periods in revenue share sales, cost of goods sold
-
revenue share sales, and general and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

Results of Operations

Year Ended September 30, 2004 Compared to the Year Ended September 30, 2003, page 20

29. We note your statement that your ability to place a sufficient number of popcorn machines to generate a profit will be dependent on your ability to raise capital for building and placing machines. Please disclose how many machines you need to place in order to generate a profit and the costs of building and placing these machines.

30. You state that total operating expenses for the year ended
September 30, 2003 were $2,232,894. However, total operating expenses in your statement of operations is $1,907,230. Please make the appropriate revisions.

31. Please disclose the reasons for the increase in operating expenses in year ended September 30, 2004 compared to the same period in the previous year.

32. Please elaborate on the consulting fees expended in year ended September 30, 2004 compared to the same period in the previous year and the reasons for the increase.





Year Ended September 30, 2003 Compared to the Year Ended September 30, 2002, page 23

33. You state that you incurred a net loss of $1,915,337 for the year ended September 30, 2003. However, the net loss in your statement of operations is $1,945,337. Please make the appropriate revisions.

Convertible Debentures and Promissory Notes, page 23

34. We note your statement that the issuance of new long-term debt will be under terms that will allow you to make payments out of positive cash flow expected by the third quarter of 2005. Please provide a basis for your expectation of positive cash flow.

35. We note that you have placed $5,000,000 shares of your common stock into escrow, as collateral to secure the promissory note issued to Cornell on February 10, 2005 and that in the event you default on the promissory note, Cornell may take the shares in escrow to pay off the debt under the promissory note. Please clarify that these escrowed shares are not being registered in this offering.

Description of Business, page 30

36. Update this section and the rest of the prospectus to the latest practicable date. In this regard, we note your intention to introduce the "Hot Nuts" vending machine during the fourth quarter of
2004.  Please update the status of those plans.

37. We note that 63% of your sales in the period ending March 31, 2004 were generated from three customers. Please discuss your dependence on these few major customers in greater detail. Please refer to Item 101(b)(6) of Regulation S-B.

38. Disclose the amount of revenues you have recognized under the Canalport revenue sharing agreement.

Products, page 31

39. Disclose whether you have shipped any machines to the international market in 2004.

Marketing, page 33
40. Please describe the expenditures and specific initiatives undertaken to achieve your marketing strategy.
Competition, page 33
41. Please describe your competitive business conditions and your competitive position in the industry in greater detail. Disclose the names of your major competitors and the percentage of the market they control. Please refer to Item 101(b)(4) of Regulation S-B.

Government Regulation, page 34

42. Please explain what you mean by the fact you have obtained certification for the European Community and for Mexico, Normas Officialese Mexicana and obtained listing with Underwriters Laboratory for the United States and with Canadian Underwriters Laboratory.
Management, page 35
43. Please provide your sole director`s term of office as required by
Item 401(a)(3) of Regulation S-B.
Legal Proceedings, page 37
44. With respect to the legal proceedings described, please
provide
all of the information required by Item 103 of Regulation S-B. Security Ownership Of Certain Beneficial Owners And Management, page
37
45. Because Cornell owns 7.08% of your outstanding stock, it appears that it should be listed as a principal stockholder.
Certain Relationships and Related Transactions, page 38

46. We note that at September 30, 2004, you owed a shareholder of the company $240,000 under a loan payable agreement. Please name the shareholder as required by Item 404 of Regulations S-B.

Stock Purchase Warrants, page 42

47. You present a table that appears to list the outstanding warrants as of January 28, 2005. The total amount shown at the bottom on the table of 13,005,000 warrants does not agree to the total amount that you disclose in the preface of 14,655,000. Please revise the table to include all of your outstanding warrants.

48. Please disclose in a footnote to the table what you mean by dollar value in the far right column of the table. Is this the fair value of the warrants or the amount of cash you will receive if these warrants are exercised?

Legal Matters, page 43
49. Please provide the address of counsel who has passed on the validity of the securities covered by your registration statement. Please refer to paragraph 23 of Schedule A to the Securities Act.



Other Expenses Of Issuance And Distribution

50. It would appear that your estimated expenses total $84,783.61 as opposed to $17,295.20, which is currently listed as the total. Please revise the table accordingly.
Recent Sales of Unregistered Securities
51. It does not appear that in every case you have cited the exemption under which the private sales of the securities listed in this section occurred. Please name the specific section or rule of the Securities Act that provided the exemption for each sale. Please refer to Item 701 of Regulation S-B.
Signatures

52. We note the following preamble to Mr. Wyman`s signature on this registration statement: "In accordance with the Securities Exchange
Act, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated." [emphasis added] It appears that the term "registration statement" was meant in place of "report." Please revise in accordance with the signature requirements of Form SB-2.

Legality Opinion

53. Please disclose the assumptions counsel relied upon in providing their opinion.

Financial Statements

54. Please include interim financial statements for the period ended
December 31, 2004. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation
S-
B.

55. Please disclose the amount of research and development costs you have incurred for each fiscal year ended September 30, 2004 and 2003.
Please also revise your disclosure in MD&A on page 35 accordingly. See paragraph 13 of SFAS 2.

Balance Sheet, page F-2

56. Help us to understand why you are including the beneficial conversion feature in stockholders` deficit as opposed to treating it as a debt discount as discussed in EITF 98-5. Please disclose the amortization period of the beneficial conversion feature as well. See paragraphs 7 and 9 of EITF 98-5. Please also show us your calculations for computing the beneficial conversion feature.




Statements of Operations, page F-3

57. Please include inventory impairments, such as the one you recorded in the year ended September 30, 2003, in cost of goods sold as required by EITF 96-9. Please ensure that your auditors refer to the reclassification in their audit report and the footnote that further discusses the reclassification. In a footnote, please discuss the reclassification adjustment and reconcile in table format from gross profit (loss) as originally reported to gross profit
(loss) as restated with the inventory impairments shown as a reconciling item.

Note 3 - Consulting Agreement on Acquisition of Branax, LLC, page
F-9

58. Please disclose more information about how you accounted for the value of the shares issued under your consulting agreement with the former President and Chief Executive Officer of Branax.

Note 4 - Summary of Significant Accounting Policies, page F-9

59. Please disclose the types of expenses that you include in the cost of goods sold line items and the types of expenses that you include in the administrative and general expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line items. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as administrative and general expenses.

Revenue Recognition, page F-9

60. Page 33 indicates you have two types of revenue sharing programs
- one where you pay a percent of the gross sales to the third party and another where the third party operator pays you a share of the revenue. Please disclose each type of revenue sharing program in the footnote and whether you record gross or net revenues for each type, including your basis for that treatment.

Rental Equipment, page F-10

61. Please tell us how you concluded upon an estimated useful life of seven years.

Net Loss per Share, page F-11

62. Please disclose how you are treating the 333,333 restricted shares you have issued to Spencer-Clarke in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS
128. Please also disclose the restrictions that apply to these shares.

63. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Note 6 - Notes Payable, page F-14

64. Please also disclose on page F-17 the number of shares you agreed to issue as loan incentives during each period presented and the value of these shares when you agreed to issue them. Please also disclose when you intend to issue all of these shares and how you are treating these loan incentives in your statement of operations for each period presented.

Note 8 - Commitments and Contingencies

65. Please identify your obligations under your capital leases. Please also disclose the gross amount of assets recorded under capital leases, as well as the future minimum lease payments in the aggregate and for each of the five succeeding fiscal years. See paragraph 16(a) of SFAS 13.

Litigation, page F-20

66. Litigation is a normal cost of business. Based upon your disclosures, your litigation is primarily with vendors and employees.
Vendors and employees are instrumental to your normal business operations. Please explain to us why you excluded the loss on legal settlement line item and the litigation expense line item from your operating loss. Otherwise, please revise your financial statements to include these line items in your operating loss subtotal and ensure that your auditors refer to the reclassification in their audit report and the footnote that further discusses the reclassification. In a footnote, please discuss the reclassification adjustment and reconcile in table format from operating loss as originally reported to operating loss as restated with each of these line items shown as a separate reconciling item.




Note 9 - Shareholders` Deficit, page F-20

Common Stock, page F-20

67. You disclose here that you have 16,467,407 shares of committed stock at September 30, 2004. You present 15,045,000 shares of committed stock in your balance sheet. Please make the appropriate revisions.

Stock Option Plan, page F-23

68. Please disclose in tabular format your comparisons of as reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123. See paragraph 45.c. of SFAS 123, as amended by SFAS 148. Please be sure to include both of the line items required by paragraphs 45.c.(2) and (3) of this SFAS.

Stock Purchase Warrants, page F-23

69. For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

Note 12 - Segment Information, page F-25

70. Please provide a reconciliation of your total assets and loss from operations for 2003 and 2004 to your financial statements.
See
paragraphs 32(b) and (c) of SFAS 131.

Prospectus, page 45

71. You state that the number of shares of common stock offered is 107,542,499. Please clarify if this is the correct number of shares offered or if the number should be 102,542,499.

72. The total of your estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered does not appear to total correctly. Please revise.

FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comments applicable to your overall filing.

73. Please address the above comments in your future Forms 10-KSB and
10-QSB. If any comments above require and amendment to your financial statements, please similarly amend your Form 10-KSB.


Item 14 - Controls and Procedures, page 44

74. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. See Item 307 of Regulation
S-B.  Please disclose the results of your evaluation under Item
8A,
not Item 14.

75. Please disclose, under each of the following captions, the aggregate fees billed in each of the last two years and the nature of the services comprising the fees:
* Audit Fees
* Audit-Related Fees
* Tax Fees
* All Other Fees
	Please disclose this information under Item 14 - Principal Accountant Fees and Services.

Exhibit 31.1 - Certification

76. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-KSB to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-KSB in its entirety.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     You may contact Jeffrey Gordon, Staff Accountant, at (202)
824-
5685 or in his absence Rufus Decker, Accounting Branch Chief, at
(202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 942-7470 or in his absence Chris Edwards, Senior Staff Attorney, at (202) 942- 2842 with any other questions.



      			Sincerely,




      			Assistant Director
						Pamela A. Long


cc:	Clayton E. Parker, Esq.
	(305) 358-7095
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE